Exhibit 2.1

                      Definitive Agreement

Between:

First party:
TransAmerican Holdings, Inc., the head office of which is located at 9601 Wilshire Blvd. Suite 620, Beverly Hills, CA 90210, United
States of America.

Second party:
Shaden Al-Khaleej Est. ("The Company"), represented by its delegated engineer Hassan Abul Faraj Osman, electing domicile at Riyadh, El Takhassosi St., P.O. Box 61096, Saudi Arabia Kingdom
11565.

     Whereas first party is a U.S. public company listed on the OTC Bulletin Board on Nasdaq and desire to accept the offer of the second party for acquiring control in the company that exercises its commercial activities under the name of Shaden Al-Khaleej Est.

     Whereas the second party, a commercial Saudi establishment dealing with the communication, building Construction and enterprises, registered at the Saudi commercial register under N 1010173585 dated 14/11/1422 H, electing in the Saudi Arabic Kingdom a place for exercising its commercial business, in order to be able to extend its commercial activities and implement its obligations and enterprises resulted from signing business contracts with third parties inside the Saudi Arabic Kingdom, the owner of which desires to sell a part of his shares to the first party according to the following conditions.


                           Therefore,

It has been mutually and fully agreed upon between the two parties the following:

Article One:
The above-mentioned paragraphs shall form an integral and complimentary part of the agreement.

Article Two:
The second party will transfer a part of his shares is the Company equaling to 51% of the shares of the Company in favor of the first party.

Article Three:
The first party agrees to acquire 51% of the shares of the Company from the second party upon its review of the Company's balance sheet up to 31-12-2001 and agrees to issue (1,683,528) shares in favor of the second party equaling to 51% of the second party company immediately upon the transfer of the shares made by the second party in the name of the first party according to the laws in force inside the Saudi Arabia Kingdom.

Article Four:
The second party declares that its company is acting within the laws and regulations in force inside the Saudi Arabia Kingdom, that it is not bounded by any material liabilities, infringements or any obligations toward third parties of whatsoever kind and that it has never and previously sold any of the Company's shares to third parties and that no legal actions are introduced by third parties against the Company, no pledge or mortgage indications or claims are made against the Company.

Article Five:
It is mutually agreed between the two parties that the present agreement is conditional upon the execution of each party of its above-mentioned obligations.

Article Six:
The second party declares that its Company deals with the communications sector of which significant profits were generated, which enabled the Company to extend its activities to other available sectors within the Saudi Arabia Kingdom and it is anticipated that such activities shall generate large profits, that the Company has signed business and works contracts with third parties and it needs in view of executing such contracts cash money in the form of loans or as per ownership agreement for increasing the company's capital, i.e. (2,000,000) two million Saudi Riyals, equivalent to approximately ($700,000) seven hundred thousand U.S. dollars at the first phase and in the second phase ($1,050,000) one million fifty thousand U.S. dollars.

Article Seven:
It has been agreed between the two parties that the first party shall provide the first amount fixed at ($700,000) seven hundred thousand U.S. dollars from its own resources within at least three months from the signing date of this Agreement in order to enable the second party to execute the signed contracts with third parties and realize the forecasted profits.

Article Eight:
Both parties agree to consider the amount paid by the first party, mentioned in article seven of the present agreement, as an advance payment of the partnership and agree that each one of them settle the amount proportionally to their shares in the company according to an Agreement with the first party's company that specifies the settlement method regarding the installments, period and due interests on the loan as from the date of its payment till the final settlement.

Article Nine:
Second party agrees to settle its part of the load in favor of the first party according to the agreement stipulated in article eight here above which shall be executed upon obtaining the loan. It further agrees that in case it fails to settle in cash the above-mentioned loan at the fixed date, it shall give to the first party a number of shares equivalent to its due loan's part and to determine the value part according to its effective value on its due time.

Article Ten:
The second party declares that its Company is acting according to the principles and laws, that it is run by professionally trained staff specially appointed for such purpose and that the administration is on its full responsibility, that he is continuing to administer and supervise the undertakes to do all the effort and cares for the success of the Company's business and realizing its objectives. He declares that the company is keeping the accounting records according to the accountability and financial principles applied in the Saudi Arabia Kingdom. At such time, the controlling ownership is held by TransAmerican Holdings Inc. then the Company must comply with U.S. Generally Accepted Accounting Principles (GAAP) for all accounting and financial record keeping.

Article Eleven:
Both parties agree that in case of any losses occurred in the Company in virtue of the second party management, either resulting from the negligence or mismanagement, the first party shall have the right directly manage in the Company's day to day operations without any objection from the second party from its staff in order to put an end to such losses and to discover the disorder situation, to rectify the management activity and duly conduct its business at the discretion of the first party either by making a replacement of the staff or appointing adequate staff.

Article Twelve:
The first party shall have the right any time at its own discretion to review the regularity and accountability of the Company's books, to make the control on its acts and review all the financial papers, the income accounts, general expenses and the banks accounts without any objection of whatsoever kind from the second party.

Article Thirteen:
The second party undertakes to not burden its Company by any mortgage, security, guarantee or loans without the prior written agreement of the first party.

Article Fourteen:
The second party shall provide the first party with monthly statements and reports about the Company's activities and business, within (15) days of each month's end.

Article Fifteen:
Both parties undertake to not sell their shares in the second party's Company to third parties than after the other party's approval which shall have the priority right of purchase without any other concurrent.

Article Sixteen:
It is mutually agreed by the two parties that the general
Company's policies shall be made by the two parties and the second party shall duly execute such policies.

Article Seventeen:
Periodic meetings shall be made between the two parties once every three months for the deliberation and reviewing of the Company's business and its present and future situation, and at any time it is necessary for treating any pending matter which needs decisions to be signed between the two parties for rendering such decisions as executable.

Article Eighteen:
The net profits upon deductions of all the expenses shall be distributed between the two parties as per the proportion of their shares in the Company. A portion or all such profits shall be appropriate for the expansion of the Company's activity and business.

Article Nineteen:
It is expressly agreed between the two parties that upon the obtaining by the second party and signing new business contracts with third parties, the execution of which shall require financing, this later shall undertake to submit it to the first party that shall have the right to finance it upon its studying and consent or to refuse it.

Article Twenty:
The second party shall receive for the Company's management a monthly salary fixed at (US $ 5000 Five Thousand US Dollars) inclusive of all other allowances.

Article Twenty-One:
In case of any reason leading to the Company's business cessation emanating from a force major or any practical circumstances that prevent the Company's continuation or if any party desires to purchase the shares of the other party and to run the Company's business under its own control and management, an agreement shall be made upon the consent of both parties.

Article Twenty-Two:
In case of any dispute between the two parties that leads to the Company's business cessation, and in the lack of the agreement, the Company shall be liquidated according to the legal principles that govern the provisions of the companies in the Saudi Arabia Kingdom.

Article Twenty-Three:
Both parties may have the right to establish an annex to the present agreement in case the business circumstances and the common interest requires that.

Article Twenty-Four:
The tribunals of the State of California, U.S.A. shall be competent to settle any dispute which may arise between the parties concerning the interpretation of any of the agreement articles.

Article Twenty-Five:
This agreement is made on two original copies, one copy for each party to serve when necessary.




First party                        Second party

TransAmerican Holdings, Inc.       Shaden Al-Khaleej Est.
Represents by:                     Represents by:

/s/ Najib Choufani                 /s/ Hassan Osman
NAJIB CHOUFANI                     Eng. HASSAN OSMAN